SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 18 July 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release
July 18, 2008

This press release was issuedin the USA
late on
July 17, 2008,
by Chesapeake Energy Corporation and BP America Inc
.

CHESAPEAKE AND BP ANNOUNCE ARKOMA BASIN WOODFORD SHALE TRANSACTION

Chesapeake Energy Corporation (NYSE:CHK) and BP America Inc. (NYSE:BP) today announced that
BP has agreed to acquire all of Chesapeake's interests in approximately 90,000 net acres of leasehold and producing natural gas properties in the Arkoma Basin Woodford Shale play for $1.75 billion in cash.
 The properties, which are located in Atoka, Coal, Hughes and
Pittsburg
counties,
Oklahoma
 are currently producing approximately 50 million cubic
 feet of natural gas equivalent
 per day. The companies anticipate closing the transaction on August 8, 2008.

Aubrey K. McClendon,
Chesapeake
's Chief Executive Officer, commented, "There was substantial industry interest in our Woodford Shale asset package and we are pleased to announce the sale of these properties to BP. This transaction completes another aspect of our asset monetization program and enables
Chesapeake
 to redeploy capital to our Haynesville, Barnett and Marcellus Shale plays and further improves the company's capital structure. BP has long had a leading position in the
Oklahoma
 natural gas industry and we are very pleased to see its deepening commitment to
Oklahoma
. We look forward to working with BP on other projects in the future, in addition to current projects such as our Anadarko Basin Joint Venture in which we are drilling a series of Deep Springer wells across a 155 square mile area of mutual interest in Washita County, Oklahoma. Our first well has been logged and looks excellent
.
"
"This purchase is a strategic entry into an attractive and established shale basin with potential resources of up to 2 trillion cubic feet of gas
. It complements our extensive unconventional gas plays throughout
North America
" said Andy Inglis, BP's chief executive of Exploration and Production. "This acquisition has the potential to more than double our existing production of over 200 million standard cubic feet per day from our Arkoma operations".
Meagher Oil & Gas Properties, Inc. acted as advisor to
Chesapeake
.

Notes to editors
:

  Chesapeake Energy Corporation is the third-largest producer of natural gas in the
  U.S.
    Headquartered in Oklahoma City, the company's operations are focused on exploratory and developmental drilling and corporate and property acquisitions in the Fort Worth Barnett Shale, Fayetteville Shale, Haynesville Shale, Mid-Continent, Appalachian Basin, Permian Basin, Delaware Basin, South Texas, Texas Gulf Coast and Ark-La-Tex regions of the United States. Further information is available at
  www.chk.com
  .

  BP is one of the world's largest oil and gas companies with operations in more than 100 countries across six continents. The company's main businesses are exploration and production of oil and gas; refining, manufacturing and marketing of oil products and petrochemicals; transportation and marketing of natural gas. Further information is available at
  www.bp.com
  .

Further information
:

BP contacts
:

Daren Beaudo
+1
281-366-8346

daren.beaudo@bp.com

M
arti Powers
+1
281-236-2283
marti.powers@bp.com

Chesapeake
 contacts:

J
effrey L Mobley, CFA

+1
(405) 767-4763

jeff.mobley@chk.com

M
arc Rowland

+1
(405) 879-9232

marc.rowland@chk.com

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  The companies believe that their expectations are based on reasonable assumptions.  No assurance, however, can be given that such expectations will prove to have been correct.  The sale transaction announced in the news release is subject to normal closing conditions, and a number of factors could cause actual results in the companies' Anadarko Basin joint venture to differ materially from anticipated results, including drilling risks, uncertainties inherent in estimating reserves and future production and the ability to execute on production and development plans.  See "Risk Factors" in the respective companies'
 recent filings with the
Securities
 and Exchange
Commission
, including
Chesapeake's Prospectus Supplement filed July 10, 2008 and BP's 2007 Annual Reports on Form 20-F filed March 4, 2008 for a more complete discussion of risk factors that could cause actual results to differ from anticipated results.   The companies undertake no obligation to publicly update or revise any forward-looking statements.

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BP p.l.c.
                                        (Registrant)

Dated:    18 July 2008

                                                                                                                                                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary